Exhibit 99.11

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

October 19, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued on October 19, 2007 and subsequently filed on SEDAR.

4.	Summary of Material Change

Peak Gold Ltd. (“Peak Gold”) announced a resource and exploration update for its Mineração Pedra Branca do Amapari gold mine (the “Amapari Mine”) in Brazil.

5.	Full Description of Material Change

Peak Gold announced a resource and exploration update for the its Amapari Mine.

Mineral Resource Update

Peak Gold is pleased to announce an updated mineral resource estimate for the Amapari Mine as of September 30, 2007. The updated estimate was completed in connection with the preparation of a National Instrument 43-101 (“NI 43-101”) compliant technical report for the Amapari Mine, expected to be filed with the Canadian securities regulatory authorities and be available on SEDAR at www.sedar.com shortly.

The Measured and Indicated Mineral Resources estimated as of September 30, 2007 were 1.047 million contained ounces of gold compared to 1.156 million contained ounces of gold estimated as of December 31, 2006. In addition, Inferred Mineral Resources have increased to 1.351 million contained ounces of gold estimated as of September 30, 2007 compared to 0.152 million contained ounces of gold estimated as of December 31, 2006. The increase of approximately 1.2 million contained ounces of gold in the Inferred Mineral Resource category is largely attributable to the Urucum and Tapereba AB deposits. The following table sets forth the estimated mineral resources for the Amapari Mine as of September 30, 2007:

Measured, Indicated and Inferred Mineral Resources as of September 30, 2007 (1)(2)(3)(4)

Mineral Deposit	Resource Category	Tonnes	Grade Au g/t	Contained Gold Ounces
Tapereba AB	Measured & Indicated	3,955,023	2.32	295,112
	Inferred	2,984,737	3.27	313,753
Tapereba C	Measured & Indicated	1,210,221	1.99	77,321
	Inferred	578,359	3.45	64,087
Tapereba D	Measured & Indicated	500,482	2.03	32,624
	Inferred	373,887	2.26	27,150
Urucum	Measured & Indicated	7,699,992	2.49	617,515
	Inferred	9,102,499	3.23	946,010
Stockpile	Measured & Indicated	871,694	0.88	24,663
Total	Measured & Indicated	14,237,412	2.29	1,047,235
	Inferred	13,039,482	3.22	1,351,000

(1)

The mineral resources are classified as measured, indicated and inferred, and are based on the current (2004) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)	Based on a gold price of US$600 per ounce.
(3)	Based on a cut-off grade of 0.5 grams per tonne for the open pit and 2.1 grams per tonne for the underground.
(4)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Resource statement includes all drilling results in the immediate mining areas up to March 31, 2007. A total of 38 drill holes were completed since the previous estimate of December 31, 2006. The method of estimation used was ordinary kriging. Resource depletion from production at the Amapari Mine from January 1, 2007 to September 30, 2007 was 1.915 million tonnes at 2.00 grams of gold per tonne for a total of 123,997 ounces of gold.

The geological model was prepared under the supervision of Mr. Jones, MAIG at the Amapari Mine. The updated mineral resource estimate was prepared under the supervision of Mr. Henry, CP AusIMM from AMEC International (Chile) S.A., who is an independent qualified person as defined by NI 43-101. Mr. Henry has reviewed and approved the contents of the above resource statement.

Exploration Update

Peak Gold has been focusing its exploration efforts at the Amapari Mine around existing open pits and the Vila do Meio deposit near the mine. A total of 2,700 metres of diamond drilling was completed in 18 holes in the Vila do Meio deposit to infill and extend the high grade zone that was discovered in 2006. Infill holes have been drilled at approximately 20 metre spacing along 100 metres of strike length. The Vila do Meio deposit represents a good open pit opportunity for the mine. The information below highlights some of the significant results of the new drill holes and major target areas (all true width):

Hole ID	Grams per tonne of gold	Width (metres)	Depth (metres)
FDVM-061	93.1	23.1	80.9
FDVM-008	8.91	9.90	90.5
FDVM-010	5.11	9.85	103
FDVM-013	9.22	2.00	107
FDVM-014	6.48	5.85	80.9
FDVM-017	100	5.85	130

Peak Gold is continuing efforts in its cost reduction program at the Amapari Mine which is expected to improve the overall financial performance of the mine.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Peak Gold’s Filing Statement dated April 2, 2007, available at www.sedar.com. Although Peak Gold has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

9.	Date of Report

October 26, 2007.